Exhibit 99.22

Notice to ASX and LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

27 December 2017

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with Article 19 (3) of the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMPs and both the ASX and the LSE of material dealings by PDMR/KMPs in Rio Tinto Limited securities.

On 22 December 2017, the following non-executive director acquired ADRs in Rio Tinto plc:

Security	Name of PDMR / KMP	Number of ADRs acquired	Price per ADR
Rio Tinto plc ADRs	Constable, David	1167	51.06544 USD

This was a non-discretionary transaction.

An FCA notification in accordance with the EU Market Abuse Regulation has been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82

Classification: 2.2. Inside information disclosed under article 19 of the Market Abuse Regulation

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404